As filed with the U.S. Securities and Exchange Commission on October 15, 2024
Registration No. 333-275177

U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ☐

Post-Effective Amendment No. 1 (Check appropriate box or boxes) ☒

abrdn Global Infrastructure Income Fund (Exact Name of Registrant as Specified in Charter)

1900 Market Street, Suite 200 Philadelphia, PA 19103 (Address of Principal Executive Offices)

215-405-5700 (Registrant’s Telephone Number, Including Area Code)

Lucia Sitar, Esq. c/o abrdn Inc. 1900 Market Street, Suite 200 Philadelphia, PA 19103 215-405-5700 (Name and Address of Agent for Service)

Copies to: Thomas C. Bogle, Esq. William J. Bielefeld, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006

It is proposed that this filing will become effective immediately pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

The purpose of this Post-Effective Amendment is to file the final and executed Agreement and Plan of Reorganization and the opinion of counsel regarding tax consequences of the reorganization of the Macquarie/First Trust Global Infrastructure/Utilities Dividend & Income Fund with and into abrdn Global Infrastructure Income Fund.

The Registrant hereby incorporates by reference the Proxy Statement/Prospectus and Statement of Additional Information filed on December 18, 2023, pursuant to Rule 424 of the General Rules and Regulations of the Securities Act of 1933, as amended (File No. 333-275177).

PART C

Other Information

Item 15. Indemnification

Maryland law permits a Maryland statutory trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) action or failure to act, which is the result of active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s Amended and Restated Declaration of Trust contains such a provision that limits present and former trustees’ and officers’ liability to the Registrant and its shareholders for money damages to the maximum extent permitted by Maryland law in effect from time to time, subject to the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s Amended and Restated Declaration of Trust obligates it to the maximum extent permitted by Maryland law to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

•	any individual who is a present or former trustee or officer of the Registrant who is made or threatened to be made a party to a proceeding by reason of his or her service in that capacity; or

•	any individual who, while a trustee or officer of the Registrant and at the Registrant’s request, serves or has served as a director, trustee, officer, partner, member or manager of another trust, corporation, real estate investment trust, partnership, joint venture, limited liability company, employee benefit plan or any other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity.

The Registrant’s Amended and Restated Declaration of Trust also permits it, with Board approval, to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and to any employee or agent of the Registrant or a predecessor of the Registrant.

In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Reference is also made to:

Section 7(b) of the Investment Advisory Agreement with abrdn Inc. (formerly, Aberdeen Standard Investments Inc).

Section 10(b) of the Investment Subadvisory Agreement.

Item 16.	Exhibits

(1)	Charter of Registrant

a.	Amended and Restated Declaration of Trust incorporated by reference to Exhibit a.3 to Pre-effective Amendment No. 2 to the Fund’s registration statement on Form N-2 filed on June 22, 2020, Accession No. 0001104659-20-075686 (“PEA No. 2”).

(2)	By-Laws

a.	Amended and Restated Bylaws incorporated by reference to Exhibit b to PEA No. 2.

(3)	Voting Trust Agreement – Inapplicable.

(4)	Agreement of Reorganization

a.	Agreement and Plan of Reorganization.(1)

(5)	Instruments Defining the Rights of Holders of the Securities being Registered

a.	See the Declaration of Trust (Exhibit 1 above) and the By-Laws (Exhibit 2 above).

(6)	Investment Advisory Contract

a.	Investment Advisory Agreement with abrdn Inc. (formerly, Aberdeen Standard Investments Inc.) incorporated by reference to the Exhibit g.1 to Pre-effective Amendment No. 3 to the Fund’s registration statement on Form N-2 filed on June 25, 2020, Accession No. 0001104659-20-076788 (“PEA No. 3”).

b.	Investment Subadvisory Agreement among the Fund, abrdn Inc. (formerly, Aberdeen Standard Investments Inc.) and abrdn Investments Limited (formerly, Aberdeen Asset Managers Limited) incorporated by reference to Exhibit g.2 to Pre-effective Amendment No. 4 to the Fund’s registration statement on Form N-2 filed on July 28, 2020, Accession No. 0001104659-20-086949 (“PEA No. 4”).

(7)	Distribution Contracts

a.	Automatic Dividend Reinvestment Plan incorporated by reference to Exhibit e to PEA No. 2.

(8)	Bonus or Profit Sharing Contracts – Inapplicable.

(9)	Custody Agreement

a.	Amended and Restated Master Custodian Agreement with State Street Bank and Trust Company NA dated June 1, 2010 incorporated by reference to Exhibit j.1 to PEA No. 2.

b.	Amendment dated January 29, 2014 to the Amended and Restated Master Custodian Agreement incorporated by reference to Exhibit j.2 to PEA No. 4.

c.	Amendment dated March 5, 2014 to the Amended and Restated Master Custodian Agreement incorporated by reference to Exhibit j.3 to PEA No. 4.

d.	Amendment dated June 1, 2015 to the Amended and Restated Master Custodian Agreement Amendment dated March 5, 2014 to the Amended and Restated Master Custodian Agreement incorporated by reference to Exhibit j.4 to PEA No. 4.

e.	Amendment dated December 1, 2017 to the Amended and Restated Master Custodian Agreement incorporated by reference to Exhibit j.5 to PEA No. 4.

f.	Amendment dated June 19, 2020 to the Amended and Restated Master Custodian Agreement incorporated by reference to Exhibit j.6 to PEA No. 4.

(10)	Rule 12b-1 Plan – Inapplicable.

(11)	Opinion and Consent of Dechert LLP incorporated by reference to Exhibit 11 to Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-14 filed on December 12, 2023, Accession No. 0001104659-23-125324.

(12)	Tax Opinion.(1)

(13)	Other Material Contracts

a.	Transfer Agency and Service Agreement with Computershare NA dated July 23, 2010 incorporated by reference to Exhibit k.1 to PEA No. 2.

b.	Amendment to the Transfer Agency and Service Agreement with Computershare NA incorporated by reference to Exhibit k.2 to PEA No. 4.

c.	Amended and Restated Administration Agreement with abrdn Inc. (formerly, Aberdeen Standard Investments Inc.) incorporated by reference to Exhibit k.3 to PEA No. 3.

d.	Sub-Administration Agreement with State Street Bank and Trust Company NA dated February 26, 2010 incorporated by reference to Exhibit k.3 to PEA No. 2.

e.	Additional Funds Letter Related to the Sub-Administration Agreement incorporated by reference to Exhibit k.5 to PEA No. 4.

f.	Amended and Restated Investor Relations Services Agreement incorporated by reference to Exhibit 13.f to Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-14 filed on December 12, 2023, Accession No. 0001104659-23-125324.

g.	Amended and Restated Expense Limitation Agreement dated as of October 23, 2023 between abrdn Inc. and abrdn Global Infrastructure Income Fund incorporated by reference to Exhibit 13.g to Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-14 filed on December 12, 2023, Accession No. 0001104659-23-125324.

(14)	Other Opinions

a.	Consent of Independent Registered Public Accounting Firm for the Acquiring Fund incorporated by reference to Exhibit 14.a to Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-14 filed on December 12, 2023, Accession No. 0001104659-23-125324.

b.	Consent of Independent Registered Public Accounting Firm for the Acquired Fund incorporated by reference to Exhibit 14.a to Pre-effective Amendment No. 1 to the Fund’s registration statement on Form N-14 filed on December 12, 2023, Accession No. 0001104659-23-125324.

(15)	Omitted Financial Statements – Inapplicable.

(16)	Powers of Attorney incorporated by reference to Exhibit 16 to Preliminary N-14.

(17)	Additional Exhibits – Inapplicable.

(18)	Filing Fee Table.(1)

(1)	Filed herewith.

Item 17. Undertakings

(1)            The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933 [17 CFR 230.145c], the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)            The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

(3)            The undersigned registrant agrees to file, by post-effective amendment, opinion of counsel supporting the tax consequences of the Reorganization within a reasonably prompt time after receipt of such opinion.

SIGNATURES

As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the City of Philadelphia and Commonwealth of Pennsylvania, on the 15th day of October, 2024.

ABRDN GLOBAL INFRASTRUCTURE INCOME FUND

By:	/s/ Alan Goodson
Alan Goodson, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Name	Title	Date

/s/ P. Gerald Malone*	Trustee	October 15, 2024
P. Gerald Malone

/s/ Alan Goodson	Trustee	October 15, 2024
Alan Goodson

/s/ Nancy Yao*	Trustee	October 15, 2024
Nancy Yao

/s/ Todd Reit*	Trustee	October 15, 2024
Todd Reit

/s/ John Sievwright*	Trustee	October 15, 2024
John Sievwright

/s/ Gordon A. Baird*	Trustee	October 15, 2024
Gordon A. Baird

/s/ Thomas W. Hunersen*	Trustee	October 15, 2024
Thomas W. Hunersen

/s/ Chris LaVictoire Mahai*	Trustee	October 15, 2024
Chris LaVictoire Mahai

/s/ Alan Goodson	President and Chief Executive Officer (Principal Executive Officer)	October 15, 2024
Alan Goodson

/s/ Sharon Ferrari	Treasurer and Chief Financial Officer (Principal Financial Officer/Principal Accounting Officer)	October 15, 2024
Sharon Ferrari

*This filing has been signed by each of the persons so indicated by the undersigned Attorney-in-Fact pursuant to powers of attorney filed as Exhibit 16 to the Registrant’s registration statement on Form N-14 filed on October 24, 2023 (File No. 333-275177).

*By:	/s/ Lucia Sitar
Lucia Sitar Attorney-in-Fact pursuant to Powers of Attorney

EXHIBIT LIST

4.a	Agreement and Plan of Reorganization

12	Tax Opinion

18	Filing Fee Table